October 18, 2012

Amy Geddes
United States Securities and Exchange Commission
Division of Corporation Finance

Re:	Sense Technologies Inc.
Form 10-K for the year ended February 29, 2012
File No. 000-29990

Dear Ms. Geddes:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Sense Technologies, Inc. (the “Company”) dated October 4, 2012.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to resolve those outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter.  For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Form 10-K for the Year Ended February 29, 2012

General

1. Please file all required Forms 10-Q for the current fiscal year.  Specifically, it appears your Form 10-Q for the quarterly period ended may 31, 2012 is delinquent.

Company Response:  We have filed the May 31, 2012 10-Q and extended the filing date for August 31, 2012 10-Q and will file it as soon as possible.

Item 7. Management’s Discussion and Analysis or Plan or Operation

Future Operations

2.    Please specifically state that the auditor’s report expressed substantial doubt as to your ability to continue as a going concern. Filings with such accountants’ reports must contain appropriate and prominent disclosure of financial difficulties as well as viable plans to overcome these difficulties.  Refer to section 607.02 of the Financial Reporting Codification for guidance.

Company Response:  We have revised our discussion and will update it in our amended filing.

Report of Independent Registered Public Accountant, page 21

3.    Please file an amended Form 10K that includes a properly signed opinion.  The current presentation does not indicate the location where issued, as required by Rule 2-02(a)(3) of Regulations S-X.

Company Response:  We will include a properly signed opinion in our amended filing.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures and remediation, page 41

4.     Please amend your Form 10K to revise the language in the second paragraph as the disclosure that “management believes our disclosure controls and procedures provide a reasonable level of assurance” appears to contradict your assessment of disclosure controls and procedures as not effective
Company Response:  We have revised our discussion and will update it in our amended filing.

5.    Please refer to comment 29 of our letter dated February 1, 2010, wherein we requested that in future filings you disclose the conclusions of your principal executive officer and principal financial officer, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures.  In your response dated February 11, 2010 you stated that you would revise your disclosure in future filings.  We note your disclosure on page 41 that “we have concluded our disclosure controls and procedures were ineffective.” It appears that you have provided your conclusion rather than the conclusions of your principal executive officer and principal financial officer.  Please file a revised form 10-K stating the conclusions of your principal executive officer and principal financial officer, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures.

Company Response:  We have revised our discussion and will update it in our amended filing.

Signatures, page 50

6.    The second half of your signature page, which indicates that the report has been signed “by the following persons on behalf of the registrant and in the capacities indicated,” must be signed by your principal executive officer, principal financial officer, and either your controller or principal accounting officer.  If any person occupies more than one of the positions specified in General Instruction D(2)(a) to Form 10-K you should indicate each capacity in which that person signs the report.  Please revise to include these signatures.

Company Response:  We have corrected the signatures’ designations and will update same in our amended filing.

In response to these comments, the Company will immediately file an amendment to Form 10-K.

The Company acknowledges that:
  it is responsible for the adequacy and accuracy of the disclosure in its filings;
  comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information.  We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the Staff.  Comments or questions regarding this letter may be directed to the undersigned.

Sincerely,

/s/ Bruce Schreiner

Bruce Schreiner
Chief Executive Officer
Sense Technologies, Inc.